Filed pursuant to 424(b)(3)
Registration No. 333-139504

SUPPLEMENT NO. 30

DATED SEPTEMBER 17, 2008

TO THE PROSPECTUS DATED AUGUST 1, 2007

OF INLAND AMERICAN REAL ESTATE TRUST, INC.

This Supplement No. 30 supplements our prospectus dated August 1, 2007, as previously supplemented by Supplement No. 29 dated August 22, 2008.  Supplement No. 29 superseded and replaced all prior supplements to the prospectus dated August 1, 2007.  You should read this Supplement No. 30 together with our prospectus dated August 1, 2007, as supplemented.  This supplement updates, modifies or supersedes certain information contained in the prospectus sections captioned “Management,” “Description of Real Estate Assets” and “Plan of Distribution” as described below.  Unless otherwise defined in this Supplement No. 30, capitalized terms used in this Supplement No. 30 have the same meanings as set forth in the prospectus.

Management

The Business Management Agreement

This section updates the discussion contained in our prospectus under the heading “Management — The Business Management Agreement,” which begins on page 110 of the prospectus.

We and our Business Manager agreed to renew our business management agreement, effective through July 30, 2009.  The terms of the agreement remain unchanged.

Property Management Agreements

This section updates the discussion contained in our prospectus under the heading “Management — Property Management Agreements,” which begins on page 116 of the prospectus.

On September 10, 2008, we entered into amendments to our property management agreements with each of our Property Managers.  The amendments extend the term of the property management agreements with each of the Property Managers through August 31, 2009.  In all material respects, the terms of the property management agreements remain unchanged.  However, each amendment also includes an amended and restated form of management agreement, which we and the applicable Property Manager will enter into in the event that we acquire a property that we would like that Property Manager to manage. The amended and restated form of management agreement permits the applicable Property Manager to sign leases for a particular property for terms not exceeding one year without our consent, or for longer periods with our prior approval, and permits the Property Manager to select the counsel of its choice to handle any litigation related to that property, subject to our approval.  Further, the amended and restated form of management agreement states that we and our subsidiaries will not be required to limit the liability of, waive any claims against, or indemnify and hold harmless any person or entity except to the extent permitted by the property management agreement.  See “Management – The Business Management Agreement – Liability and Indemnification” for a description of the indemnification permitted under our property management agreements.

In addition, the amended and restated form of management agreement applicable to our multi-family properties specifically requires the applicable Property Manager to comply with the provisions of any federal, state or local law prohibiting discrimination in housing on the basis of race, color, creed, handicap or national origin, and to forward to us only those material notices relating to each property, rather than all notices or complaints it receives with respect to the property.

Description of Real Estate Assets

This section supplements the discussion contained in our prospectus under the heading “Description of Real Estate Assets,” which begins on page 151 of the prospectus.

Impact of Hurricane Ike on Our Real Estate Assets.  As of the date of this supplement, we are in the preliminary stages of assessing the full impact of Hurricane Ike, as communication with and navigation to our properties located in the areas affected by the hurricane is in some cases limited.  However, within forty-eight hours of the hurricane, we had initial reports from all fifty of the real estate assets owned by us in these affected locations.  We have had no report of significant damages from this initial assessment, with the majority of property damages in the areas of non-structural roof, siding, signage and landscaping, as well as power outages.  While we do not believe that the reported damages will have a material adverse effect on our financial condition or ability to pay distributions, we will continue to assess the impact of the hurricane, and damages to our portfolio may be greater than expected.

Plan of Distribution

The following information is inserted at the end of the “Plan of Distribution” section on page 251 of our prospectus.

The following table provides information regarding shares sold in both our initial offering and our current follow-on offering as of September 16, 2008.

	Shares	Gross Proceeds ($) (1)	Commissions and Fees ($) (2)	Net Proceeds ($) (3)

From our Sponsor:	20,000	200,000	-	200,000

Shares sold in the initial offering:	469,598,762	4,695,987,620	493,078,705	4,202,908,915

Shares sold in the follow-on offering:	237,473,076	2,374,730,760	249,346,730	2,125,384,030

Shares sold pursuant to our distribution reinvestment plan in the initial offering:	9,720,991	92,349,415	-	92,349,415

Shares sold pursuant to our distribution reinvestment plan in the follow-on offering:	24,429,258	232,077,951	-	232,077,951

Shares repurchased pursuant to our share repurchase program:	(5,229,795)	(48,547,215)	-	(48,547,215)

	736,012,292	6,909,873,592	742,425,435	6,167,448,157

(1)

Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.

(2)

Inland Securities Corporation serves as dealer manager of these offerings and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.

(3)

Number reflects net proceeds prior to paying organizational and offering expenses other than selling commissions, marketing contributions and due diligence expense allowances.